Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 9, 2018

As part of our ongoing communications plan and support, we have updated our Q&A and created user-friendly message sheets for our more than 45,000 plus employees to use to communicate key points to their stakeholder groups regarding our pending combination with Express-Scripts.

               CIGNA AND EXPRESS SCRIPTS:  COMBINING TO TRANSFORM HEALTH CARE

 TABLE OF CONTENTS  Summary of CombinationIntegrated Solutions Harnessing Analytics Broadening Reach Creating Accountability Better ValueIncreased Transparency Greater Choice Investing in InnovationDifferentiated Financial Results  04060810121416182022

               We will address the individual as a “whole person”, provide improved predictability and affordability, align providers and customers to ensure the best outcomes, and approach each customer’s health journey as a continuous one.

CIGNA AND EXPRESS SCRIPTS: COMBINING TO TRANSFORM HEALTH CARE

U.S. HEALTH CARE NEEDS TO CHANGE

The current U.S. health care system is unsustainable. Each year, health care and retail prescription drug spending is projected to grow more rapidly than GDP – at 5.6 percent[1] and 6.3 percent[2] respectively. Overall, the system is ripe with: complexity, gaps in care, unnecessary hospital readmissions[3], misuse of medication[4], medical errors[5], misaligned incentives, a lack of medication adherence, and a lack of coordination across the health ecosystem. **As a society, we can and must do better.**

TRANSFORMING HEALTH CARE

The combination of Cigna and Express Scripts – two complementary health care services companies with industry-leading trend management capabilities – moves us toward a solution by establishing a blueprint for integrated and personalized health care. We will address the individual as a "whole person", provide improved predictability and affordability, align providers and customers to ensure the best outcomes, and approach each customer's health journey as a continuous one. **This deal will accelerate the pace of change we can bring to the system. Together, the combined company will seek to transform health care service – reducing costs, while improving the customer experience, care quality and health outcomes.**

Expand our integrated, high-value health solutions to reduce the total cost of care.

Connecting the various elements of a person's health journey is key to providing better care and lowering the rising cost of health care spending, which is projected to grow at almost twice the rate of other consumer products. By bringing together the medical, behavioral and health engagement (wellness) insights of Cigna and the broad pharmacy, specialty pharmacy, and clinical insights of Express Scripts, we can **create integrated customer solutions that offer better care, reduce medical and pharmaceutical costs, and flatten the cost curve for health care to be in line with that of other consumer goods.**

Harness analytics and insights to further personalize care and predictability.

Combined, we will serve **100 million+ customers** and have **one billion+ customer touch points** annually which will lead to **better aggregated insights and analytics** for an **optimized customer experience** that is **personalized** to each customer's needs. We will use predictive analytics to help prevent and predict disease, conduct early interventions, and track patterns in illness and prescriptions. This will allow medical professionals and caregivers to take a proactive approach to preventative outreach and help stem the tide of serious epidemics like the opioid crisis.

04

Broaden our reach across geographies to meet the full health needs of clients, customers and the communities in which we all work and live.

With minimal overlap in Cigna's and Express Scripts' current geographies and ~10-15 percent overlap in clients, **the combined company's reach will significantly expand**. The enhanced offerings deployable immediately across the U.S. will increase relevance in all markets. Combined, we will also able to go deeper in our communities to help close gaps in care, making an incremental **$200 million investment in our charitable foundation at closing**.

Accelerate the transition to value-based care by aligning incentives and creating accountability to improve medical outcomes.

By shifting the current fee-for-service model that rewards physicians for the number of patients they see, to a system that rewards them based on positive medical outcomes, we can achieve optimized health and wellness. Cigna already has **500+ value-based arrangements** and reaches **2.4 million+ customers**, while Express Scripts has **~100 value-based contracts with pharmaceutical manufacturers**. Together, we will work to change the payment model such that 80 percent of the combined company's health care costs are driven through value-based care models.

Unlock value across the pharmacy supply chain and increase the value achieved for each dollar spent on pharmaceuticals.

We will streamline the pharmaceutical supply chain and help identify the medications that create the most positive health outcomes, **enabling our customers to get the right medication, in the right dosage, at the right time, at a fair cost**. We will unlock greater value, and reduce costs, by providing customers with information about options of where to access to care – **dispensing for economic value. In addition**, Cigna's medical expertise in treating chronic conditions, coupled with Express Scripts' **specialty pharmaceutical expertise**, gives customers access to the best possible and more cost effective treatments for these challenging conditions.

Bolster our strong commitment to providing transparency to clients and customers.

We will ensure clients have full access to insights that can improve affordability to help them make informed decisions and **goal-based benefit solutions**, and **better manage rising pharmaceutical costs**. For customers, the combined company will be able to make investments in tools, technology and digital services geared specifically to **increasing cost transparency, creating individualized solutions**, accelerating the adoption of technology and digital services for a better user experience, and expanding educational capabilities.

Provide choice and flexibility that enable the best care when and where customers and clients need it.

Through our core medical, behavioral and additional services, we are able to simplify our customers' lives **by offering access to care in multiple ways** – through **telehealth, in-home or at the office**. We will also offer flexibility in pharmaceutical services and provide simplified access to medications for customers so they can **fill prescriptions in the way that fits their needs and lifestyle**. Whether getting medication through home delivery or at brick-and-mortar locations, customers can make that choice. We have an open delivery system focused solely on customer health outcomes.

Continue to invest in innovation to drive health care system improvements.

Innovation is essential to drive the changes we want to see in the health care system: choice, transparency, personalization and positive health outcomes. We are **committed to investing in innovation at or above the current rate of spend for both companies today**, and have retained adequate flexible capital so that we can continue to do so. Our investments will rapidly bring solutions to market – for example, creating patient-level dashboards that give customers and physicians a composite view of individual health with historical and real-time info on medical, pharmacy, behavioral, lab, and more.

Deliver differentiated financial results through these new and enhanced opportunities, positioning us for sustained growth.

Cigna has a strong track record of value creation as evidenced by our double-digit top-line and bottom-line growth over an eight-year period. **The combined company will increase value capture for shareholders** through:

- Strong EPS accretion: Increased 2021 EPS target to **$20-$21**.
- Immediate and longer-term cost savings: ~**$600 million** of retained synergies.
- Strengthened growth profile: **6-8 percent** revenue CAGR target over the long-term.
- Maintain balance sheet flexibility: 2021 target of **~$6 billion** free cash flow.

SOURCES: Summary of Combination

1.https://www.healthaffairs.org/doi/10.1377/hlthaff.2016.1627

2.https://www.reuters.com/article/us-usa-healthcare-spending/u-s-healthcare-spending-to-climb-5-3-%-in-2018-agency-idUSKCN1FY2ZD

3.http://www.ihi.org/Topics/Readmissions/Pages/default.aspx

4.http://www.pharmacist.com/article/misuse-and-abuse-noncontrolled-drugs-its-not-just-prescription-opioids-anymore

5.https://www.washingtonpost.com/news/to-your-health/wp/2016/05/03/researchers-medical-errors-now-third-leading-cause-of-death-in-united-states/?noredirect=on&utm_term=.df1519489176

Cigna. | EXPRESS SCRIPTS®

05

 A person’s health journey is connected, not episodic; that connectedness should be reflected in the care they receive. Through the combination, we will create new integrated customer solutions that better marry medical, behavioral and specialty insights (Cigna) with broad pharmacy, specialty pharmacy and clinical insights (Express Scripts) to improve total health and well-being.Combined, we will serve more than 100 million customers and have more than one billion customer touch points annually.We will have the unique ability to connect key elements of the health care ecosystem and access moreend-to-end insights from medical, pharmacy and lab data for millions of customers – thereby identifying/reducing waste, errors, negative drug interactions, hospital readmissions and drug misuse.This combination also will enable tighter links among a customer’s doctors, dentists, pharmacists, health coaches and other caregivers to care for the customer as a “whole person” – no matter where the person is on the health continuum (healthy, healthy at risk, chronic condition, acute health).These integrated solutions will help move the health care system from: episodic to holistic, disconnected to connected, and complicated to more simplified.With more robust medical, pharmacy and clinical expertise and insights, we will be able to detect indications of disease/chronic conditions, conduct early interventions and offer the lowest cost treatments in a way that still provides the best health outcomes – ultimately reducing the total cost of care. We will:Provide a more comprehensive suite of tools/information available to keep people healthy, or effectively and efficiently treat their condition to minimize time receiving costly “sick care.”Actively coordinate pharmacy and specialty pharmacy, key drivers of costs, with medical benefits to optimize pricing.Use drug management tools – e.g., cost management, drug mix and utilization tools – to reduce costs while improving health outcomes.Ensure best-in-class holistic, integrated care for customers with chronic conditions through the linkages between Accredo (specialty pharmacy) and Cigna’s extended medical care ecosystem.        EXPAND OUR INTEGRATED, HIGH-VALUE HEALTH SOLUTIONS TO REDUCE THE TOTAL COST OF CARE        06

   Develop value-added solutions focused on increasing total positive health outcomes.Solutions that ensure customers get: the right care at the right time and the right drug at the right time.Collectively, we will employ more than 7,000 health care professionals who will work closely with physicians and customers to surround individuals with high-quality care, apply technology to improve decision making by health care professionals, and make the use of medications more affordable and accessible.Our integrated solutions will drive lower medical and pharmaceutical cost trend for clients and customers.Cigna leads the U.S. total medical cost trend, or the growth rate of its commercial health care spend, delivering just under 3 percent in 2017 (the lowest in the industry).Express Scripts achieved 1.5 percent pharmacy cost trend in 2017. Forty-four percent of clients spent less per person on prescription drugs in 2017 than in 2016.The majority of customers saw out-of-pocket costs hold steady at ~14 percent of total prescription drug costs. The average customer copay increased by just 12 cents.In the past year, Express Scripts’ clinical programs returned $32 billion in savings to clients.Today, health care spending is projected to grow at almost twice the rate of other consumer products (e.g., food, gasoline, etc.). Our strategic goal as a combined company is to flatten the cost curve for health care so it tracks with that of other consumer goods.Assuming we achieve this strategic goal, we will give more than $50 billion of cost savings to clients and customers in 2021.6This will go a long way toward improving the affordability of health care.            07  SOURCES: Integrated Solutions6. $50 billion represents the annual savings opportunity in 2021 for the combined Cigna-Express Scripts membership population, assuming the combined company achieves medical trend, which includes pharmacy, equal to CPI (Consumer Price Index).

CORE BODY PULSE
BLOOD PRESSURE
MYOCARDIAL MONITOR BIOPSY

HARNESS ANALYTICS AND INSIGHTS TO FURTHER PERSONALIZE CARE AND PREDICTABILITY

With billions of customer touch points and a broader customer base, we will have better aggregated insights and analytics to determine what works and what doesn't for each patient. This will enable us to optimize and personalize the customer experience to achieve the best total care outcome and close gaps in care – tracking:

- Various approaches to care (e.g., integrated medical, behavioral and pharmaceutical).
- Efficacy of medications.
- Supplemental lifestyle treatment options (e.g., nutrition/exercise, alternatives to drug therapies, behavioral measures, etc.).

We will use predictive analytics to prevent and predict disease and conduct early intervention – ultimately keeping the healthy "healthy" and the healthy-at-risk from progressing to having chronic and/or acute conditions.

- The top chronic conditions, which put the most drain on the system, are often avoidable/addressable.
  - Nearly 150 million Americans are living with at least one chronic condition; around 100 million have more than one; and nearly 30 million are living with five or more.[7]
  - Those with five or more conditions (~12 percent of the U.S. adult population) account for over 40 percent of U.S. health spending, which could translate into more than $1 trillion per year.[4]
- Using new insights and analytics, we can catch these conditions in early stages and detect medication misuse, or even preliminary signs of addiction and potential overdose.
- Tracking patterns in illness and prescriptions will allow doctors, dentists, pharmacists, health coaches and other caregivers to be proactive in their preventive outreach.
  - **Opioid example**: Even after overdosing on opioid medications, nine out of 10 patients continued to get prescriptions for them (70 percent of the time from the same doctor).[8] Combined, we can help thwart this serious issue through integrated, holistic solutions.

08

Insights will expand the toolkit for physicians, giving them the right information at the right time to inform their decision making for care and prescriptions.

- **The bottom line:** It's a lot easier to make a decision when you know what comes next – and when you have a historical picture.[9] Empowered with actionable information, providers can be more prescriptive in their approach and develop personalized solutions to drive optimal health and well-being.
- Better quality of care (combined clinical and care support teams who support the health journey from pre-diagnosis through treatment and cure) ▶ better quality outcomes ▶ reduction in total care costs.

Insights will amplify the work Cigna is already doing to personalize the customer experience, help customers navigate the complex health care system, make important health care choices, and guide them to providers who best suit their individual needs.

- **Example:** Cigna One Guide®, which gives customers access to guided consultations via phone, a mobile application and "Click-to-Chat" technology helps with choosing their benefits. One Guide helps build a personal health team of doctors, clinicians and coaches, helping customers navigate their health benefits and reduce their health expenses through program incentives.


Tracking patterns in illness and prescriptions will allow doctors, dentists, pharmacists, health coaches and other caregivers to be proactive in their preventive outreach.

SOURCES: Harnessing Analytics

7. https://www.rand.org/blog/rand-review/2017/07/chronic-conditions-in-america-price-and-prevalence.html
8. http://annals.org/aim/article-abstract/2479117/opioid-prescribing-after-nonfatal-overdose-association-repeated-overdose-cohort-study, http://www. latimes.com/science/sciencenow/la-sci-sn-opioid-overdose-new-prescriptions-20121228-story.html
9. http://www.healthleadersmedia.com/technology/physicians-often-lack-easy-electronic-access-key-patient-information

Cigna. | EXPRESS SCRIPTS®
09

 The combined company’s reach will allow us to be more relevant in Cigna’s established markets and expand into untapped ones (where Express Scripts already has a footprint).Minimal overlap exists in Cigna and Express Scripts current geographies.Enhanced services offering will be immediately deployable in all geographies across the U.S. post close.Our holistic offerings will not only accelerate Cigna’s growth, but also provide additional value to Express Scripts’ employer, health plan and government clients.We also will provide clients with enhanced bundles of additional services – outside of core medical.We have ~10-15 percent employer/client overlap.We will have stronger capabilities to go upmarket.Express Scripts will acquire the capabilities it needs to go down market.As a combined company, we will be more relevant to more customers and clients in more geographies.Our combined reach will give us the ability to go deeper in our communities.Leverage Cigna’s staff of case managers, embedded care coordinators, and more than 500 value-based care arrangements along with Express Scripts’ hundreds of nurses across the U.S. to ensure a better coordination of care at the local level.Cigna employs more than 4,000 clinicians and Express Scripts employs more than 3,000 health care professionals across the country to help close gaps in care – e.g., improving access to care, increasing medication adherence and reducing waste.Today, 88 percent of Cigna’s U.S. customers are within 15 miles of a health care provider in a collaborative care arrangement.10 Through alignment with Express Scripts, we’ll increase this percentage.          BROADEN OUR REACH ACROSS GEOGRAPHIES TO MEET THE FULL HEALTH NEEDS OF CLIENTS, CUSTOMERS AND THE COMMUNITIES IN WHICH WE ALL WORK AND LIVE    10

- Both companies are committed to their communities:
  - Cigna's 24/7/365 free national veteran support line, launched in 2017.
  - Cigna's Health Improvement Tour, providing 10,000 free biometric screenings across the U.S.
  - Cigna's TV Doctors campaign, which has increased preventive care check-ups by 18 percent since inception.
  - Express Scripts' Inside Rx, which helps Americans who pay full price for their prescription drugs.
- At closing, the combined company will make an incremental $200 million investment in its charitable foundation to support the communities in which it operates.


At closing, the combined company will make an incremental $200 million investment in its charitable foundation.

SOURCES: Broadening Reach

10. https://www.cigna.com/business-segments/large-employers/healthcare-provider-network

11

 Currently, the health care system operates so that the more the health care providers do, the more they get paid (i.e., fee-for-service). We believe there’s a better reward system. We can achieve optimal health and clinical outcomes by better aligning customers with their health care delivery system, as well as aligning those within the delivery system:Physicians and other clinicians (e.g., nurses, pharmacists and other physicians).Physicians and pharmaceutical companies.Physicians and hospitals.Our model will incent physicians to transition from being rewarded for the number of patients that move through their systems to the positive medical outcomes generated for each patient.Cigna already has more than 500 value-based arrangements, including ones with primary care groups built on the patient-centered medical home and accountable care organization models. These arrangements span more than 35 states and reach more than 2.43 million customers.With a wider breadth of customer insights, we will help physicians better manage care of the “whole person,” and help get customers the right care at the right time (e.g., eviCore).We believe it starts with having a full picture of a customer’s health so that if medication therapy is the optimal treatment, the customer will get the right prescription drug, at the right time (for the appropriate duration), and in the right dosage.Our alignment with providers will incent them to engage in value-based arrangements. They will be better able to manage customer care through deeper medical, behavioral and pharmaceutical insights. In addition, we will support their decision making process and ease their administrative burdens, allowing them to focus primarily on delivering best-in-class care.Example of how we can reduce administrative burden for physicians: The disparity between drugs under the medical and pharmacy benefit would dissipate. Due to the better integration of insights and analytics, the medical data will inform the pharmacy requests without fragmentation (and vice versa).          ACCELERATE THE TRANSITION TO VALUE-BASED CARE BYALIGNING INCENTIVES AND CREATING ACCOUNTABILITY TO IMPROVE MEDICAL OUTCOMES    12

   Our model will reward pharmaceutical manufacturers based on the efficacy of their therapies. Given the breadth of data we’ll have available, we can help create the best pathways to care.Express Scripts has ~100 value-based contracts with pharmaceutical manufacturers. Through such arrangements, money back guarantees are negotiated for when a therapy doesn’t work. They also seek to extend other value-based care arrangements through solutions like SafeGuardRx, which combines value-based contracting with clinical support.Example of value derived through SafeGuardRx program: In 2017, Express Scripts enrolled ~8 million customers in its Inflammatory Conditions Care Value Program and drove a 21 percent increase in adherence and a 47 percent reduction in costs for those enrolled.As a result, today more than 20 million are people enrolled in this single program.Likewise, Cigna has eight outcomes-based contracts with pharmaceutical manufacturers that treat chronic conditions. We were the first to bring this type of relationship to market.Our enhanced insights will help identify the medications that create the most positive health outcomes, enabling our customers to get the right medication, in the right dosage, at a fair price.The reimbursement of pharmaceutical companies will be more tied to clinical outcomes rather than the level of consumption of the drug.Having a more complete picture of the system, we will be able to meaningfully change the payment model such that 80 percent of the combined company’s health care costs are driven throughvalue-based care models.This shift will allow us to accelerate changes in future benefit designs by sharing in the returns and providing a total cost of care guarantee to reduce overall costs.            13

 The pharmaceutical supply chain is ripe with inefficiency and variability. Given our combined company’s insights and capabilities, we will be able to get our customers the right prescription drug, at the right time (for the appropriate duration), and in the right dosage. Here’s how:The highest cost medication isn’t always the best option: With a more robust picture of integrated pharmacy and medical data, we will know which medications – generics (current Express Scripts generic dispensing ratio:86.2 percent), biosimilars, etc. – are driving the best outcomes at the best possible price.Physicians will be armed with this information at the point of prescribing, thereby leading to the best health and financial outcomes for customers.Better drug mix (e.g., encouraging generics and preferred brands), prescription and utilization management equates to an 11-15 percent savings compared to unmanaged services.11We can accelerate this shift in prescribing practices through adjustments in benefit designs, and through enhanced technology that detects unusual prescribing patterns.Enhancing specialty care: Cigna’s medical expertise in treating chronic conditions (e.g., cancer, rheumatoid arthritis, HIV, mental illness, etc.) coupled with Express Scripts’ specialty pharmaceutical expertise gives customers access to the best possible treatment for these conditions.Accredo helps those who struggle with complex diseases that require a special focus and care model.Accredo has 14 therapeutic treatments centers and employs 550 specialty-focused pharmacists and more than 500 field-based nurses nationwide who help bring together a customer’s pharmacy, medical and home-based services to drive better outcomes and improve adherence.These capabilities coupled with Cigna’s extensive case management network will ensure better coordination of care.Site of care and dispensing for economic value: We can unlock greater value, and reduce costs, by providing customers with information about options of where to access to care – dispensing for economic value.Many specialty infusions that treat chronic conditions cost thousands of dollars less (and may be more convenient for customers), if they are administered at home vs. doctor’s office vs. outpatient facilities.Costs for medications can decrease by hundreds/thousands of dollars depending on who purchases them. For some medications, it costs less for the physician to purchase a medication versus Cigna or Express Scripts (and vice versa). This is another factor that can better influence the site of care choice and unlock value.          UNLOCK VALUE ACROSS THE PHARMACY SUPPLY CHAIN AND INCREASE THE VALUE ACHIEVED FOR EACH DOLLAR SPENT ON PHARMACEUTICALS        14

 Better adherence: With greater alignment between clinicians and caregivers, patients experience more supportive, high-touch care, which helps drive medication adherence.Studies have consistently shown that 20-30 percent of prescriptions are never filled, and that ~50 percent of medications for chronic disease are not taken as prescribed.12A customer’s care doesn’t end when he/she leaves the doctor’s office or hospital. Our case management capabilities (Cigna + Express Scripts’ 500 embedded specialty care nurses) will complement this alignment with proactive post-discharge care – helping customers know how to take their medication and follow their treatment regimens so they can get healthy faster.Cigna employs more than 4,000 clinicians and Express Scripts employs more than 3,000 health care professionals to close gaps in care – e.g., improving medication adherence and reducing waste.Our fully integrated, real-time system, which consistently tracks the health, medical, pharmaceutical and lab information will allow us to engineer out millions of dollars in post-market adherence.Simplified access to limited distribution drugs (LDD): The combined company’s expanded network will simplify and expedite customer access to LDD after they receive FDA approval.Example: Spinraza, a treatment of spinal muscular atrophy, which requires administration through spine in a hospital under x-ray guidance. The procedure requires coordination between a limited number of physicians who have the expertise to administer these therapies.In its future state, the combined company will be able to strengthen contracts to get quicker access to LDD and work with more specialty physicians to administer LDD – thereby reducing cost, improving care quality and minimizing delays.Appropriate drug utilization: It’s not just about reducing the cost of pharmaceuticals – it’s about reducing the need for them, and then giving customers the right medication only when they need it.Our holistic approach, which acknowledges the mind-body connection and impact of non-pharmaceutical intervention, will help drive appropriate utilization.Cigna and Express Scripts have well established programs to track utilization management, differentiated clinical specialization, optimized drug mix and appropriate treatment to improve health outcomes.Sometimes less is more – more treatment is not always the best choice for a customer.  SOURCES: Better Valuehttps://www.pcmanet.org/wp-content/uploads/2016/11/ROI-on-PBM-Services-FINAL.pdfhttps://www.ncbi.nlm.nih.gov/pubmed/22964778            15

 Clients: We go the extra mile to give clients full access to insights that can improve affordabilityand highlight the biggest drivers in cost. With those insights, we work with clients to design the benefit structure that best suits their employee base – including optimal alignment of medical, behavioral and pharmaceutical services, as well as health engagement models to improve total health.Our incentives are aligned around achieving client goals. Our philosophy is to partner vs. contract with all clients because they should be aware about what they are buying and how the flow of dollars works, so they can make informed decisions about their funding options.We are combining with the intention to pass on actionable insights and savings to clients to benefit their business. Cigna and Express Scripts will do this better together, in a fully integrated manner, rather than separately, through just a partnership.We will work with clients to better manage rising pharmaceutical costs and specifically address the pharmacy benefit.The pharmacy benefit constitutes ~20 percent of employer-based health benefits.We will give clients holistic pharmacy insights through: supply chain optimization (cost management tools), drug use optimization (drug mix and utilization tools) and retail pharmacy network management.When clients elect to use the full range of pharmacy tools, they can save up to 30 percent on drug benefit costs compared to clients who opt for a limited range of tools.13Additional capabilities and integration will allow us to further our value proposition by providing cost predictability to clients.Customers: We believe every customer has the right to transparency around cost and quality of care. Our integrated insights, coupled with our digital platforms (e.g., Brighter, One Guide, etc.) will help remove question marks for consumers before, during and after they receive health care services.Combined company will be able to make investments in tools, technology and digital services that increase cost transparency, predictability and engagement at the customer level. We also will:Create individually designed solutions – including health coverage, networks and suite of services to best match individuals’ needs and preferences.          BOLSTER OUR STRONG COMMITMENT TO PROVIDING TRANSPARENCY TO CLIENTS AND CUSTOMERS    16

   SOURCES: Increased Transparency13. https://www.pcmanet.org/wp-content/uploads/2016/08/visante-pbm-savings-feb-2016.pdf            Accelerate the adoption of technology and digital services in line with what customer will expect, embrace and benefit from. This includes the delivery, monitoring and coordination of care that they can access digitally from home, at work and in medical facilities.Deliver comprehensive technology solutions that connect customers with quality, high-value providers through digital health plan platforms.Expand the educational capabilities of Cigna One Guide to ensure customers make the most informed decisions.  17  We believe every customer has theright to transparency around cost and quality of care. Our integrated insights, coupled with our digital platforms will help remove question marks for consumers before, during and after they receive health care services.

 Agnostic and simplified access: We give customers the flexibility, driven by insights andanalytics, to choose how they would like to access their core medical and behavioral care as well as their medications.Core medical, behavioral and additional services: Customers can receive medical and behavioral care they need in multiple ways – through telehealth, in-home or at the office – making life simpler.Pharmaceutical services: Customers can fill prescriptions in the way that fits their needs and lifestyle.Best-in-class benefit designs from Cigna and Express Scripts will help increase choice, while lowering costs. On average, managed pharmacy benefits save customers and plans an average $6 for every $1 spent on their services.11Whether getting medication through home delivery or at brick-and-mortar locations, customers can make that choice. We have an open delivery system focused solely on customer health outcomes.While the options have varying costs, we will proactively give customers the insights to help inform their decisions and fit the experiences they want to have.Example: Most customers don’t know that pharmacies can charge different prices for the same drug. Through enhanced pharmacy price tools, we can help customers choose options that are convenient and low-cost.Flexible benefit designs built around client needs: We will give more choice to clients across the Cigna portfolio. Where appropriate, clients will have the option to choose bespoke services that are best for them and their employees.Employers will have access to an expanded suite of health services – integrating medical, behavioral, pharmacy, specialty pharmacy and other health engagement services – to ensure their employees maintain broad choice and access to care.We will provide an enhanced toolkit that helps clients choose and implement complex plan designs more simply and efficiently, resulting in:Faster implementation.Improved flexibility with greater number of benefit design options.        PROVIDE CHOICE AND FLEXIBILITY THAT ENABLE THE BEST CARE WHEN AND WHERE CUSTOMERS AND CLIENTS NEED IT                        18

             We will now be able to provide clients, health plans and government entities with non-medical services and enhanced carve-outs.In retail client engagements, we will provide customers detailed information that can help them select plans that best meet their needs.  19  We give customers the flexibility, driven byinsights and analytics, to choose how they would like to access their core medical and behavioral care as well as their medications.

 We will continue to drive – in a capital-friendly way – our ongoing investments in innovation capabilities that improve the experience for all stakeholders.Our commitment: We believe capital should be deployed to encourage choice, transparency, personalization and positive health outcomes. We will invest in innovation at or above the current rate of spend for both companies today. This is mission critical to go beyond what clients and customers need and demand from us.Like other major transactions, we will have debt service responsibilities, but our combination will be deleveraged in 18-24 months, rather than the typical three to five-year time horizon.We’ve retained adequate flexible capital so that even during that time horizon we will be able to invest in innovation.We will continue to stay the course of investing in digital footprints that are agnostic in their delivery, not those tied to brick-and-mortar locations.Our investments will allow us to rapidly innovate and regularly bring to market capabilities and solutions that touch each of our stakeholders. For example:Marrying customer-facing technologies – e.g., further building out One Guide capabilities and interface with the use of insights and analytics – to simplify and better enable the consumption of care.Creating patient-level dashboards that give customers and physicians a composite view of individual health – with historical and real-time information on medical, pharmacy, behavioral, lab, etc.Leveraging artificial intelligence (via predictive analytics) to improve how we match customers with providers – no matter where they are on the health continuum.Expanding the digital health plan platform, acquired through Brighter, to bring more transparency to the health ecosystem.Optimizing client reporting platforms and outputs to inform innovative benefit design.          CONTINUE TO INVEST IN INNOVATION TO DRIVE HEALTH CARE SYSTEM IMPROVEMENTS      20

   We will invest in innovation at orabove the current rate of spend for both companies today.            21

 The broad set of capabilities of the combined company will allow us to offer increased price and cost predictability to physicians, clients and customers – enabling increased value capture for shareholders.The combined company will deliver differentiated financial results and shareholder value by:Driving strong EPS accretion: We’ll have mid-teens accretion in the first full year post-close (excluding any contribution from Express Scripts’ transitioning clients). We are increasing our 2021 EPS target to $20-$21.Delivering immediate and longer-term cost savings: We expect ~$600 million of retained synergies(primarily administrative). We have set a strategic goal to return more than $50 billion of cost savings to clients and customers in 2021.6Strengthening growth profile: The combination improves affordability, expands geographic and customer reach and broadens service offerings. Our long-term revenue CAGR target is 6-8 percent. We will deliver a strong, sustainable margin profile.Maintaining balance sheet flexibility: We anticipate robust free cash flow generation.Our pro forma debt-to-capitalization is ~49 percent and we expect it to return to 30’s in 18-24 months post-close (committed to retaining investment grade debt ratings).While we will prioritize debt repayment in the 2-year period following the close, the strength of our capital- efficient businesses will also allow for additional capital deployment in 2019 and 2020. During this time period, our strategy and priorities remain, providing the capital necessary to support the growth of our ongoing operations, pursuing targeted M&A activity as well as returning capital to shareholders through share repurchase.We will be positioned for sustained growth via three attractive, well-positioned growth platforms:Integrated U.S. medical: In targeted “Go Deeper” geographies.Integrated U.S. services platform: National scope targeting employers of all sizes, health plans and governmental agencies.Global employer and individual platforms: Leading globally mobile, employer and individual solutions.          DELIVER DIFFERENTIATED FINANCIAL RESULTS THROUGH THESE NEW AND ENHANCED OPPORTUNITIES, POSITIONING US FOR SUSTAINED GROWTH    22

   Our strong track-record is indicative of the future:We have always had a laser focus on our promise and value orientation to do the right thing by our customers and clients. Sometimes that’s not what the market expects, but it’s driven our financial success to date.Cigna delivered double-digit top-line and bottom-line growth over an eight-year period.Cigna delivered cumulative total shareholder return of 479 percent from YE 2009 to YE 2017.Adhering to this promise, which defines our strategy, allows us to see beyond the confines of what’s “expected” in health care – always working toward the best possible health outcomes. Examples of this approach and follow-through to the marketplace include:First to link mind and body with integration of health, behavioral and pharmacy.Driving value-based rewards versus value-based discounts.Movement to ASO funding solutions to double the size of the company.Taking a stand against the over prescription of opioids and publicly committing to reduce opioid use by 25 percent – achieved one year ahead of schedule.Commitment to driving optimal health, as evidenced through increases in preventive care visits across the U.S. (e.g., Cigna Health Improvement Tour, TV Doctors campaign, etc.).The combined company strategy accelerates our commitment to meeting and exceeding the needs of our customers and clients – giving us the foundation to achieve our goals in the next year and beyond.            23

             Our alignment stems from our fundamental belief that the U.S. system needs to change. Health, and rapid return to health, must be prioritized. Value-based models that reward for outcomes must be advanced. And innovations to further improve, personalize, simplify and provide predictability of care must be encouraged. Together, we can do so much more.  IMPROVING PATIENT EXPERIENCES AND HEALTH OUTCOMES

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be containedin other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

- the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;
- a longer time than anticipated to consummate the proposed merger;
- problems regarding the successful integration of the businesses of Express Scripts and Cigna;
- unexpected costs regarding the proposed merger;
- diversion of management's attention from ongoing business operations and opportunities;
- potential litigation associated with the proposed merger;
- the ability to retain key personnel;
- the availability of financing;
- effects on the businesses as a result of uncertainty surrounding the proposed merger; and
- the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cigna. | EXPRESS SCRIPTS®